[LOGO]

THE HARTFORD

February 7, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Attention: Division of Investment Management

Re:                               Hartford Life Insurance Company

The Hartford’s Builder

File No. 333-179357

Accession No.  0001104659-12-006604

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, the Registrant hereby respectfully requests that the above-referenced filing on Form S-6, which was transmitted on February 3, 2012, be withdrawn. The filing was transmitted incorrectly and contained the wrong 33 Act number.

If you have any questions concerning this filing, please do not hesitate to contact me at (860) 843-8335.

Sincerely,

/s/ Lisa Proch

Lisa Proch
Assistant Vice President and Assistant General Counsel